Chapman and Cutler LLP 1717 Rhode Island Avenue NW 8th Floor Washington, DC. 20036 T 202-478-6495

March 29, 2024

VIA EDGAR CORRESPONDENCE AND BY EMAIL

Ashley Vroman-Lee

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Volatility Shares Trust; File Nos. 333-263619; 811-23785

Dear Ms. Vroman-Lee

This letter responds to your comments, provided by telephone and in writing regarding the registration statement filed on Form N-1A for Volatility Shares Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on January 29, 2024 (the “Registration Statement”). The Registration Statement relates to the 2x Bitcoin Strategy ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement. A copy of the summary prospectus, statutory prospectus and statement of additional information reflecting the changes made in response to your comments will be emailed to you under separate cover.

Comment 1 – Principal Investment Strategies

The staff of the Commission (the “Staff”) asks the Fund to please describe bitcoin and the Bitcoin blockchain, the relationship of bitcoin to the Bitcoin blockchain, and the application that the Bitcoin blockchain and bitcoin have been designed to support.

Response to Comment 1

The prospectus has been revised in accordance with the Staff’s comment.

Comment 2 – Principal Investment Strategies

The Staff requests the Fund to please disclose whether the Fund will invest in both American Style and European style options in the “Options on Bitcoin Futures Funds” disclosure. Please also delete the disclosure regarding investments in options on Bitcoin-Linked ETPs, as these investments are currently not available. If the Fund qualifies such language, then please move to Item 9.

Response to Comment 2

The Fund may utilize both American style and European style option contracts, and has revised the prospectus accordingly, including disclosure contemplating differences between the two styles of option contracts. The Fund has deleted the disclosure with respect to investments in options on Bitcoin-Linked ETPs.

Comment 3 – Principal Risks

The Staff requests the Fund to please contextualize the disclosure for the “Bitcoin Futures Investing Risk — Regulation of participants in the bitcoin ecosystem continues to evolve in both the U.S. and foreign jurisdictions, which may restrict the use of bitcoin or otherwise impact the demand for bitcoin” by disclosing the risks related to the fragmentation and lack of regulatory compliance and/or oversight of digital asset trading platforms.

Please also disclose that the digital asset trading platforms on which bitcoin is traded, and which may serve as a pricing source for the calculation of the bitcoin reference rate that is used for the purposes of valuing the Fund’s investments, are or may become subject to enforcement actions by regulatory authorities.

Response to Comment 3

The prospectus has been revised in accordance with the Staff’s comment.

Comment 4 – Principal Risks

The Staff requests the Fund to please clarify that the spot markets for bitcoin and other digital assets are fragmented and potentially susceptible to fraud and manipulation in the disclosure for the “Bitcoin Futures Investing Risk — Disruptions at digital asset trading platforms and potential consequences of a digital asset trading platform’s failure could adversely affect an investment in the Fund.”

Response to Comment 4

The prospectus has been revised in accordance with the Staff’s comment.

Comment 5 – Principal Risks

The Staff notes that bitcoin and other digital assets are presently not widely accepted as a means of payment, and requests the Fund either to refer to bitcoin and other digital assets as “digital assets” or to qualify the disclosure in the “Bitcoin Futures Investing Risk — Demand for bitcoin is driven, in part, by its status as the most prominent and secure digital asset.” If the references to “cryptocurrency” are retained, the Fund should clarify that although these digital assets have been called a "cryptocurrency" or “virtual currency,” they are not widely accepted as means of payment.

The Staff further requests that the Fund contextualize the disclosure starting with “Bitcoin also enjoys significantly greater acceptance…” by disclosing the risks or challenges posed by the emergence of other public blockchains that are similarly designed to serve as an alternative payment system, such as those focused on privacy through the use of zero-knowledge cryptography. Also, please explain that further development and use of the Bitcoin blockchain for its intended purpose are, and may continue to be, substantially dependent on “Layer 2” solutions; briefly describe Layer 2 networks (e.g., the Lightning Network) and any risks or challenges that they pose to the blockchain and bitcoin. In this regard, the Fund should note the risk related to transactions other than opening and closing transactions being executed off the blockchain.

Response to Comment 5

The prospectus has been revised in accordance with the Staff’s comment.

Comment 6 – Principal Risks

The Staff notes the disclosure in the “Bitcoin Futures Investing Risk — A malicious actor may attack the Bitcoin Network in an effort to prevent its function, which may adversely impact an investment in the Fund” regarding the vulnerability of the Bitcoin blockchain to attacks to the extent that there is a “miner” or group of “miners” that possesses more than 50% of the blockchain’s “hashing” power. Please also disclose that the Bitcoin protocol may contain flaws that can be exploited by attackers.

Response to Comment 6

The prospectus has been revised in accordance with the Staff’s comment.

Comment 7 – Principal Risks

The Staff requests the Fund to please remove the disclosure about risks of investing in bitcoin-linked ETPs from the Principal Risks disclosure.

Response to Comment 7

The Fund respectfully declines, in part. The disclosure regarding options on Bitcoin-Linked ETPs has been removed from the Principal Risks section in accordance with Staff comment. However, the Fund may invest in one or more Bitcoin-Linked ETPs directly or through the usage of swap agreements as part of its principal investment strategies. Accordingly, the corresponding risk disclosure is included as a principal risk.

Comment 8 – Principal Risks

The Staff requests the Fund to please clarify the meaning of the phrase “less deep” as it is used in the “Flex Options Risk” disclosure.

Response to Comment 8

The prospectus has been revised in accordance with the Staff’s comment.

Comment 9 – Additional Information About the Fund’s Investment Strategies

The Staff requests the Fund to please revise the “Reverse Repurchase Agreements” disclosure to include that the Fund is using reverse repurchase agreements only for tax purposes, like was previously disclosed, or explain to the Staff why that is not the case anymore.

Response to Comment 9

The Fund respectfully declines to make the requested change. The previous limitation of utilizing reverse repurchase agreements only in connection with maintaining tax status as a regulated investment company is no longer necessary as the range of permissible investments available to the Fund has grown, as reflected in the changes to the Fund’s principal investment strategies contemplated in the Registration Statement. Accordingly, the Fund reserves the right to utilize reverse repurchase agreements generally.

Comment 10 – Additional Information About the Fund’s Investment Strategies

To the extent the Fund maintains the disclosure about options on bitcoin-linked ETPs in Item 9, please clearly state in the “Options on Bitcoin Futures Funds” disclosure that such investments are currently not available.

Response to Comment 10

The Fund is not maintaining disclosure about options on bitcoin-linked ETPs. Accordingly, the requested change is unnecessary.

Comment 11 – Principal Risks of Investing in the Fund

The Staff requests the Fund to please include or explain why the following disclosure was deleted from the “Target Exposure and Rebalancing Risks”:

“More specifically, the Fund generally will invest in Bitcoin Futures Contracts through its Subsidiary and in Collateral Investments. At or around quarter end, in order to qualify for treatment as a RIC under the Code, the Fund may reduce the gross assets it has invested in its Subsidiary and invest in Other Investment Companies and enter into reverse repurchase agreements. During these periods at or around quarter end, although the Fund will continue to pursue its investment objective, the Fund may not always achieve investment results, before fees and expenses, that correspond to two times (2x) the daily performance of the Index, and may return substantially less than that on days at or around quarter end when the Fund must reduce its exposure to the Subsidiary to qualify for tax treatment as a RIC.”

Response to Comment 11

The above-referenced language was deleted because the previous limitation of utilizing reverse repurchase agreements only in connection with maintaining tax status as a regulated investment company is no longer necessary, as the range of permissible investments available to the Fund has grown as reflected in the changes to the Fund’s principal investment strategies contemplated in the Registration Statement. Accordingly, the Fund reserves the right to utilize reverse repurchase agreements and investments in Other Investment Companies generally.

Comment 12 – Principal Risks of Investing in the Fund

To the extent the Fund maintains the disclosure about options on bitcoin-linked ETPs in Item 9, please clearly state in the “Digital Asset Regulatory Risk” disclosure that such investments are currently not available.

Response to Comment 12

The prospectus has been revised in accordance with the Staff’s comment.

Comment 13 – Principal Risks of Investing in the Fund

The Staff requests the Fund to please remove reference to options on bitcoin-linked ETPs from the “Counterparty Risk” disclosure.

Response to Comment 13

The prospectus has been revised in accordance with the Staff’s comment.

Comment 14 – Principal Risks of Investing in the Fund

The Staff requests the Fund to please remove the “New Fund Risk” disclosure as the Fund is no longer new. Please note this is a global comment (e.g., the “Portfolio Turnover” disclosure).

Response to Comment 14

The prospectus has been revised in accordance with the Staff’s comment.

Comment 15 – Financial Highlights

The Staff requests the Fund to please revise the disclosure to say that the Fund has not been in operation for a full calendar year, so no financial statement will be provided.

Response to Comment 15

The Fund has revised the prospectus in accordance with the Staff’s comment and the requirements of Form N-1A to provide that performance information is not available at this time because the Fund has not been in operation for a full calendar year.

Comment 16 – Statement of Additional Information — Investment Strategies

The Staff requests the Fund to please revise the “Options on Bitcoin-Linked ETPs” disclosure to state “options on bitcoin-linked ETFs”, and not ETPs, as this section discusses options on 1940 Act registered funds.

In addition, please confirm the Fund will not transact in physically-settled bitcoin derivatives, and revise the disclosure accordingly.

Response to Comment 16

The Statement of Additional Information has been revised to state “Options on Other Investment Companies”. The prospectus also has been revised in accordance with the Staff’s comment.

The Fund confirms that it will not transact in physically-settled bitcoin derivatives.

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Please call me at (202) 478-6495 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

By:	/s/ Barry Pershkow
Barry Pershkow